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February 2, 2007

VIA EDGAR

Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Driehaus Mutual Funds (the "Trust") (CIK: 0001016073)
         Post-Effective Amendment No. 18 to the Trust's Registration Statement (Accession No. 0000950137-06-006875)
         File Nos. 333-05265 and 811-07655
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To the Commission:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 18 under the Act and Amendment No. 21 under the Investment Company Act of 1940, as amended, to the Trust's Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0000950137-06-006875) (the "Amendment").

         The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on June 15, 2006 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to launch this series. No securities have been issued or sold in connection with this offering.

         Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (312) 609-7616.

         Thank you for your assistance in this matter.



                                   Sincerely,

                                   /s/ Renee M. Hardt

                                   Renee M. Hardt